Exhibit (h)(1)(iii)

AMENDMENT NO. 1

TO THE

MUTUAL FUNDS SERVICES AGREEMENT

AMENDMENT NO. 1 to the Mutual Fund Services Agreement dated as of September 9, 2005 between EQ Advisors Trust, a Delaware statutory trust (“Trust”) and AXA Equitable Life Insurance Company (“AXA Equitable”), a New York stock life insurance company (“AXA Equitable” or “Administrator”) (“Amendment No. 1”).

The Trust and AXA Equitable agree to modify and amend the Mutual Fund Services Agreement dated as of May 1, 2000 (“Agreement”) as follows:

1.	With respect to the EQ/Enterprise Moderate Allocation Portfolio (formerly, the EQ/Managed Portfolio) (“Moderate Portfolio”), the Trust shall pay AXA Equitable an annual fee in accordance with the following schedule:

a.	$35,000 and 0.15 of 1% of the Moderate Portfolio’s average daily net assets.

2.	Appendix A. Appendix A to the Agreement, which sets forth the compensation to be paid by the Trust to AXA Equitable for services rendered pursuant to the Agreement, is hereby replaced in its entirety by Appendix A attached hereto.

Except as modified and amended hereby, the Agreement is hereby ratified and confirmed in full force and effect in accordance with its terms.

IN WITNESS WHEREOF, the parties have executed and delivered this Amendment No. 1 as of the date first above set forth.

EQ ADVISORS TRUST	AXA EQUITABLE LIFE INSURANCE COMPANY
/s/ Kenneth T. Kozlowski Kenneth T. Kozlowski Chief Financial Officer	/s/ Steven M. Joenk Steven M. Joenk Senior Vice President

AMENDMENT NO. 1 TO

APPENDIX A

OF THE MUTUAL FUNDS SERVICES AGREEMENT

FEES AND EXPENSES

Trust Administration, Accounting and Compliance Fees

A.	For the services rendered under this Agreement, with the exception of the EQ/Enterprise Moderate Allocation Portfolio, the Trust shall pay to AXA Equitable an annual fee in accordance with the following schedule:

(i)	$30,000 for each Portfolio, or for each multi-advised Portfolio, each “sleeve” of the multi-advised Portfolio. For purposes of this Agreement, a “sleeve” is defined as the portion of the Portfolio advised by a different Adviser or each discrete portion of the Portfolio (e.g., fixed income, equity) advised by an Adviser; and

(ii)	With respect to the total Trust assets (excluding assets of the EQ/Enterprise Moderate Allocation Portfolio):

.04 of 1% of the first $3 billion of the total Trust assets;

.03 of 1% of the next $3 billion of the total Trust assets;

.025 of 1% of the next $4 billion of the total Trust assets; and

.0225 of 1% of the total Trust assets in excess of $10 billion.

B.	With respect to the EQ/Enterprise Moderate Allocation Portfolio (“Moderate Portfolio”), the Trust shall pay to AXA Equitable an annual fee of $35,000 and .15 of 1% of the Moderate Portfolio’s average daily net assets.

C.	The foregoing calculations are based on the average daily net assets of the Trust, as described. The fees will be computed, billed and payable monthly.

D.	Approved out-of-pocket expenses, as provided in Section 5, will be computed, billed and payable monthly.

Effective as of September 9, 2005